Osler, Hoskin & Harcourt LLP

620 8th Avenue – 36th Floor

New York, NY 10018

May 30, 2017

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Precision Drilling Corporation –

Amendment No. 1 to Registration Statement on Form F-10/F-4

Ladies and Gentlemen:

On behalf of our client, Precision Drilling Corporation, a Canadian corporation (the “Company”), and certain of its subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 (the “Amendment”) to the Registration Statement on combined Form F-10/F-4 (the “Registration Statement”) filed on May 1, 2017, in connection with the proposed registration under the Securities Act of 1933, of the offer to exchange US$350,000,000 aggregate principal amount of the Company’s 7.750% Senior Notes due 2023 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes that were issued in a transaction exempt from registration under the Securities Act.

Further to our calls with the Staff of the Commission (the “Staff”), it was brought to our attention that the May 1, 2017 filing of the Registration Statement was tagged on the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system as a registration statement on Form F-10, in its entirety. However, only the Company is filing the Registration Statement on Form F-10, whereas the Guarantors are filing the Registration Statement on Form F-4. As a result, we are filing the Amendment in order to correct the EDGAR filing tag for the Registration Statement filed by the Guarantors, so that the Guarantors are identified as Form F-4 filers instead of Form F-10 filers on the EDGAR system. Based on our discussions with the Staff, we are filing the Amendment through two separate EDGAR transmissions using the same file number issued to the Registration Statement upon its initial filing. The first filing of the Amendment will be made by the Company and will be tagged as an amendment no. 1 to Form F-10. The second filing of the Amendment will be made by the Guarantors and will be tagged as an amendment no. 1 to Form F-4. Other than the different EDGAR tagging fields used in these separate transmissions, the Amendment filed by the Company and the Guarantors will be the same. We have also updated the Amendment to reflect today’s filing date, added a document incorporated by reference that was filed with the Commission on Form 6-K after the May 1 filing of the Registration Statement, and added disclosures that are responsive to comments received from the Alberta Securities Commission.

Should you have any questions regarding the Amendment, please do not hesitate to contact me at (212) 991-2533.

Very truly yours,

/s/ Jason Comerford

Jason Comerford

cc: Patrick Neal, Precision Drilling Corporation